Annual Shareholder Meeting Results

PIMCO High Income Fund held their annual meetings of shareholders on June 30, 2015. Shareholders voted as indicated below.

PIMCO High Income Fund

Re election of Deborah A. DeCotis Class III to serve until the annual Meeting for the 2018 2019 fiscal year
             Withheld
Affirmative Authority
102,604,495 3,864,747
Re election of John C. Maney Class III to serve until the annual Meeting for the 2018 2019 fiscal year
102,856,946 3,611,197

The other members of the Board of Trustees at the time of the meeting, namely, Messrs. Hans W. Kertess, Bradford K. Gallagher, William B. Ogden, IV, James A. Jacobson, Alan Rappaport and Craig A. Dawson continued to serve as Trustees of the Fund.
Interested Trustee